FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Akihiko Toyotani
Akihiko Toyotani
General Manager of Finance Division

Date: April 1, 2008

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Replacement of Battery Packs for “W42K” Mobile Phone Handsets

March 28, 2008

To All Concerned

Name of Company listed:	Kyocera Corporation

Name of Representative:	Makoto Kawamura, President and Director
(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for Inquiry:	Akihiko Toyotani
General Manager of Finance Division
(Tel: +81-75-604-3500)

Replacement of Battery Packs for “W42K” Mobile Phone Handsets

Please see the press materials for detailed information.

[Press Materials]

March 28, 2008

KDDI Corporation

Okinawa Cellular Telephone

Company

Kyocera Corporation

Replacement of Battery Packs for “W42K” Mobile Phone Handsets for au by KDDI

This is to advise you that KDDI Corporation and Okinawa Cellular Telephone Company will replace all battery packs for “W42K” mobile phone handsets for au (manufactured by Kyocera Corporation) due to our determination that some such battery packs, if subjected to outside impact sufficient to cause scratches or dents, may overheat, swell, release smoke or rupture during subsequent use, due to short circuits. We deeply regret the difficulties caused by this problem, and would appreciate your understanding and cooperation.

1. Model name:	“W42K” mobile phone handsets for au (manufactured by Kyocera Corporation). (as of March 26, 2008, 214,349 units are in use).

2. Incidents:	We have received thirteen reports of accidents such as overheating, swelling, release of smoke and rupture of the battery packs during charging or use of “W42K” mobile phone handsets for au.

3. Cause:	When the battery pack is subjected to outside impact sufficient to cause scratches or dents, etc. the functionality of the separator (insulation sheet) may decline in the course of repeated charging and discharging sufficiently to result in a short-circuit, which may result in overheating, swelling, release of smoke and/or rupture of the battery pack.

4. Action vis-à-vis customers:

Notices in writing shall be given as from March 29, 2008 to all customers using the “W42K” (including those not incorporating the battery pack potentially subject to this problem) and replacement battery packs shall be sent to them. Previously included battery packs should be returned using the envelope provided.

We also place announcements in newspapers and on our websites.

In the event that the users find any scratch, dent, etc. on the surface of the battery pack of a “W42K” during their use thereof, they should stop using it immediately and contact the customer service office for the “W42K”.

5. Method of confirmation:

Battery packs potentially subject to this problem are those utilized for the “W42K” having the “battery pack manufacturing number” indicated below.

Battery pack manufacturing number for battery packs that should be replaced;

KY—YEA, KY—YFA, KY—YGA, KY—YHA, KY—YIA, KY—YJA,

KY—YKA, KY—XDA, KY—XEA, KY—XFA, KY—XGA, KY—XIA,

KY—XLA, KY—WAA

*Safety of battery packs with manufacturing number “KY—YDA” has been confirmed.

6. Contact	Kyocera Corporation “W42K” Customer service office
	¡ Telephone number :	0120-600-924	(Toll free)
	¡ Office hours :	9:00~19:00	(including Sunday and holidays)

* Your inquiries will also be accepted through the website of Kyocera Corporation
http://www.kyocera.co.jp

au Customer center
	¡ From au mobile phone :	157	(Toll free)
	¡ From ordinary phones :	0077-7-111	(Toll free)
	¡ Office hours :	9:00~20:00	(including Sunday and holidays)